Exhibit 99.2

Financial results for the first nine months of 2017 8 November 2017

Forward-looking statements This presentation contains information pertaining to Zealand Pharma A/S (“Zealand"). Neither Zealand nor its management, directors, employees or representatives make any representation or warranty, express or implied, as to the accuracy or completeness of any of the information contained in this presentation or any other information transmitted or made available to the viewer or recipient hereof, whether communicated in written or oral form. This presentation does not constitute or form part of, and should not be construed as, an offer to sell or issue or the solicitation of an offer to buy or acquire Zealand securities, in any jurisdiction, or an inducement to enter into investment activity, nor shall there be any sale of Zealand securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No part of this presentation, nor the fact of its distribution, should form the basis of, or be relied on in connection with, any contract or commitment or investment decision whatsoever. This presentation contains forward-looking statements that reflect management's current views with respect to Zealand's product candidates' development, clinical and regulatory timelines and anticipated results, market opportunity, potential financial performance and other statements of future events or conditions. Although Zealand believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of various factors, many of which are beyond Zealand’s control. No reliance should be made on such forward-looking statements. Zealand does not intend to update the presentation, including the forward-looking statements contained therein, following distribution, beyond what is required by applicable law or applicable stock exchange regulations if and when circumstances arise that lead to changes compared to the date when these statements were provided.

Agenda 2017 and outlook Business highlights Financial highlights Britt Meelby Jensen, CEO Britt Meelby Jensen, CEO Adam Steensberg, EVP & CMO Mats Blom, EVP & CFO

Listing on the Nasdaq Global Select Market in the U.S. 5,031,250 shares issued as ADS’s, trading on Nasdaq Global Select Market in New York A total of 30,718,652 shares 16.4% are issued as ADS’s 83.6% on the Copenhagen stock exchange Total gross proceeds amount to DKK 567 million/USD 90 million Dual-listing in Denmark and the U.S.

Business highlights in Q3 2017 and the period hereafter First patients dosed in Phase 1 trial in amylin program triggering a EUR 4 million milestone payment First patients dosed in Phase 1 trial in GLP1/ glucagon program Boehringer Ingelheim Orphan designation granted in the U.S. Clinical trial initiated to assess the optimal dosing regime in short bowel syndrome which may be better than once daily Glepaglutide Initiation of first Phase 3 trial for the treatment of severe hypoglycemia with rescue pen Orphan designation for congenital hyperinsulinism granted in the U.S. Dasiglucagon

Soliqua® 100/33 is a strategic priority product for Sanofi with growing prescriptions Strong commitment by Sanofi As the first marketed GLP-1/insulin combination in the U.S., Sanofi continues to educate physicians U.S. payer coverage increased by 4%-point over the previous quarter. Access now secured for 65% of commercial lives* Source: IMS *H1 2017 Sanofi corporate presentation Total weekly prescriptions (TRx) Soliqua vs. Xultophy

Increase in revenue from Soliqua® 100/33 royalties is expected to accelerate in coming years Royalty revenue from Sanofi partnership* DKKm Royalty revenue from Soliqua® 100/33 increased by 37% over the previous quarter Continued growth expected, driven by: Weekly increase in prescriptions Increasing formulary coverage European roll-out Up to USD 100 million in commercial milestone revenue outstanding * Revenue covers Lyxumia®, Adlyxin® , Suliqua® and Soliqua® 100/33 0 2 4 6 8 10 12 Q1 2016 Q2 2016 Q3 2016 Q4 2016 Q1 2017 Q2 2017 Q3 2017

Glepaglutide obtained orphan drug designation in the U.S.

Glepaglutide – a long acting GLP-2 analog for short bowel syndrome (SBS)

Orphan drug designation granted by the FDA in October

Orphan drug designation benefits

- Potential for seven years of market exclusivity
- Relief from user fees, e.g. PDUFA fee
- Tax credits for clinical trial costs
- Office of Orphan Products Development (OOPD) involvement



Normal person
Length of gastro-intestinal tract:
~ 8.5 m/~ 25 ft
SBS patient
Length of gastro-intestinal tract:
< 2 m/~ 6.5 ft

Jeppesen PB. J Parenteral Enteral Nutr. 2014;38 (supplement 1):8S-13S.
Zealand data on file; ZP-SBS User Research v1.

FDA U.S. FOOD & DRUG ADMINISTRATION

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Positive glepaglutide Phase 2 results provided foundation for progressing into Phase 3 development Phase 2 data highlights: Up to 30% decrease in fecal wet weight output Effects on several secondary endpoints Indication of a significantly longer half-life of glepaglutide Detailed data will be presented at the ASPEN conference on January 23, 2018 Relative fecal wet weight output reduction* 23% 30% -10% 0.1 mg 1 mg 10 mg Daily doses

A trial has been initiated to evaluate potential for weekly dosing of glepaglutide, topline results in Q1 Objective is to determine optimal dose frequency for Phase 3 Top-line results expected in Q1 2018 Program on track for Phase 3 initiation mid-2018 Clinical PK trial design (n=75)

Automated diabetes care with a dual-hormone pump Pump treatment for chronic low blood sugar (CHI) Three dasiglucagon treatment options in development Rescue pen for severe hypoglycemia Status Phase 3 ongoing Phase 2a completed Phase 1 completed Zealand dasiglucagon franchise

Phase 3 trial initiated with dasiglucagon for severe hypoglycemia, with patient enrolment completed Phase 3 immunogenicity trial (n=90) Rescue pen for severe hypoglycemia Phase 2 data presented at ADA and EASD End-of-phase 2 meeting with FDA in June 2017 Meeting with MHRA in EU in October 2017 Results expected in Q2 2018

Phase 3 pivotal trial will be initiated in 2017 with dasiglucagon for severe hypoglycemia Phase 3 pivotal efficacy trial (n=156) Rescue pen for severe hypoglycemia Recue from insulin induced hypoglycemia Primary endpoint: Time to 20 mg/dl increase in plasma glucose versus placebo Results expected in 2018 NDA filing planned for 2019

Progression towards Phase 2b with dasiglucagon in dual-hormone Artificial Pancreas



Phase 2a Pump study to evaluate performance of the iLet™ algoritm with dasiglucagon

Hypoglycemic challenge by fasting, higher basal insulin rates and exercise



Percentage time in various glucose ranges
13%
18%
71%
65%
Time with Glucose < 60 mg/dL
Time with Glucose 70-180 mg/dL
Dasiglucagon
Lilly Glucagon

- Phase 2a Micro-dose and Pump trials concluded in Q2 2017
- 1ml pre-filled 4mg/ml dasiglucagon cartridge with preservatives produced in Q3 2017
- Chronic toxicity program concluded
- In preparation for Phase 2b trial with the iLet™ in 2018



iLet™ GEN3.2

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Orphan drug designation for dasiglucagon in both the EU and the U.S. for congenital hyperinsulinism A treatment option in development for congenital hyperinsulinism (CHI), covering several congenital disorders caused by gene mutations Orphan drug designation awarded in the EU in May and in the U.S. in August Clinical Phase 2 and 3 trial(s) in preparation with key centers in the U.S. and EU Trial initiation expected H1 2018 Dasiglucagon for congenital hyperinsulinism: Orphan Designation in the EU and U.S.

Phase 1 with novel long-acting amylin analog initiated in August for once weekly dosing Skarbaliene et al. Keystone meeting, Copenhagen, Denmark, 2017 The arrows below the graphs represent dosing schedule. The lines below the graphs represent significant difference (p < 0.05) vs. vehicle. ZP4982 is not an active project in the collaboration with BI. Body weight reduction in preclinical 4-week trial Body weight (% vehicle correction) Time (days) Strong pre-clinical data supports treatment for obesity (and diabetes) Phase 1 results expected in 2018

Phase 1 with novel GLP-1/glucagon dual agonist initiated in August for once weekly dosing Strong pre-clinical data supports treatment for obesity (and diabetes) Phase 1 results expected in 2018 Daugaard et al, ADA, Orlando FL, USA, 2010 ZP2929 is not an active project in the collaboration with BI but the principle of dual-agonistic effect in obesity and NASH models demonstrated and published with ZP2929. Body Weight (g) Days of treatment Body weight reduction in preclinical 3-week trial

Two new research collaborations initiated, in line with strategy Zealand has initiated two new research collaborations, focused on identifying novel peptides that act on targets relevant to specialty gastro-intestinal and metabolic diseases Orbit Discovery has a technology that enables generation of diverse random and focused libraries of linear and cyclic peptides. The collaboration will screen Orbit's peptide libraries against undisclosed targets to identify novel drug candidates for optimization by Zealand Torrey Pines Institute for Molecular Studies' technology provides access to large peptide libraries with a screening process enabling the testing of millions of novel peptide. The collaboration will screen additional targets relevant to specialty gastrointestinal and metabolic diseases complementing the Orbit technology

Agenda 2017 and outlook Business highlights Financial highlights Britt Meelby Jensen, CEO Britt Meelby Jensen, CEO Adam Steensberg, EVP & CMO Mats Blom, EVP & CFO

Financial highlights for the first nine months of 2017 Revenue DKK 128.5 million/ USD 20.4 million Cash position DKK 780.6 million/ USD 123.8 million 30 September, 2017 Net operating expenses DKK 251.7 million/ USD 39.9 million Net result DKK -162.3 million/ USD -25.7 million US IPO Gross proceeds DKK 567 million USD 90 million 14 August, 2017

Financial results for the first nine months of 2017 Income statement (DKK '000) 2017 2016 2016 Q1-Q3 Q1-Q3 Full year Revenue (royalties and milestone payments) 128,500 54,272 234,778 Royalty expenses -13,107 -7,091 -31,459 Research and development expenses -221,204 -190,381 -268,159 Administrative expenses -30,991 -31,738 -52,503 Other operating income 493 1,251 1,697 Operating result -136,309 -173,687 -115,646 Net financial items -30,082 -36,164 -43,764 Tax 4,125 3,199 5,500 Net result for the period (after tax) -162,266 -206,652 -153,910

Agenda 2017 and outlook Business highlights Financial highlights Britt Meelby Jensen, CEO Britt Meelby Jensen, CEO Adam Steensberg, EVP & CMO Mats Blom, EVP & CFO

Achieved milestones for our product candidates in 2017 Product candidate Indication Development stage Preclinical Phase 1 Phase 2 Phase 3 Registration 2017 milestone Glepaglutide GLP-2 analog Dasiglugacon Rescue pen Amylin analog1 GLP1-GLU1 dual agonist Short bowel syndrome Acute, severe hypoglycemia (insulin shock) Diabetes management Obesity/type 2 diabetes Obesity/type 2 diabetes Phase 2 - completed Phase 2a - completed Phase 1 - ongoing Phase 1 - ongoing Phase 2 results Phase 3 initiation Phase 2a results Phase 1 initiation Phase 1 initiation 1 Global development and commercial rights are owned by Boehringer Ingelheim. Phase 3 - ongoing Congenital hyperinsulinism Phase 1 - completed Phase 2 initiation Dasiglucagon Pump therapy Dasiglucagon Rare diseases Achieved Status Achieved Achieved Achieved Achieved H1 2018

Revised financial guidance for 2017 DKK USD Revenue from milestone payments 101 million* 15 million* Royalty revenue from Sanofi collaboration* * No guidance Net operating expenses 375-385 million (reduced) 59-62 million (reduced) *Milestones received from partners. ** Zealand does not guide on royalty revenue, as Sanofi does not provided guidance.

News flow for rest of 2017 and 2018

Q4 2017

Dasiglucagon – rescue pen
Initiation of second Phase 3 trial

H1 2018

Glepaglutide
Detailed Phase 2 trial results presentation

Glepaglutide
Top-line PK results on dose frequency for Phase 3

Dasiglucagon – rescue pen
Topline immunogenicity Phase 3 trial results

Dasiglucagon – Congenital Hyperinsulism
Initiation of Phase 2

2017 Financial results

AGM

Q1 Financial results

Adlyxin/Lyxumia
Soliqua 100/33/ Suliqua
Sales updates

Adlyxin/Lyxumia
Soliqua 100/33/ Suliqua
Sales updates

H2 2018

Dasiglucagon – Dual Hormone Pump
Initiation of Phase 2B trial

Glepaglutide
Initiation of Phase 3

Dasiglucagon – rescue pen
Topline pivotal Phase 3 trial results

Glucagon/GLP-1 dual agonist
Topline Phase 1 results

Amylin analog
Topline Phase 1 results

H1 Financial results

Q3 Financial results

Adlyxin/Lyxumia
Soliqua 100/33/ Suliqua
Sales updates

Adlyxin/Lyxumia
Soliqua 100/33/ Suliqua
Sales updates

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Events and Financial Calendar Upcoming events Jefferies Healthcare Conference, London 15 November Bryan, Garnier & Co Healthcare Conference, Paris 16 December Carnegie Healthcare Day, New York 5 December Citi Global Healthcare Conference, New York 6 December Guggenheim Conference, Boston 13 December Capital Market Day, New York 25 January 2018 2018 Financial calendar 2017 Financial results 7 March Annual General Meeting 19 April Q1 Financial results 16 May H1 Financial results 16 August Q3 Financial results 15 November

Q&A